Simulated Human Body: Features and Benefits

- Benefits:

    o Accurate drug testing; safety and efficacy o Able to test combination therapies

    and immunotherapies on solid tumors o Affordable (only $5 per organ on a

    chip and hydrogel) o Results in 7 days

- Features:

    o Mimics human body during cancer treatment using tumor module, liver module and circulating

    blood with excretion o Automated and programmable drug injection system o Compact design o

    Organ on a chip (tumor and liver module) are built on a microscope slide for easy imaging

Pharmaceutical companies:

- Conduct multiple clinical trials per year and need to identify the patients most suitable for a new therapeutic

- New therapeutics that are meant to be used in combination need testing with various combinations to find the most suitable for clinical trials

- Pharma companies need research tools to improve their late stage drug development to save money on clinical trials costs, which can waste up to $500 Million if they fail

- Big pharma need research tools to test new immunotherapies Clinical Research Organizations:

- Conduct clinical trials for pharma companies

- Patient selection is crucial and Ourotech can select the ideal patients for a new therapy for successful clinical trials

- A successful clinical trial is critical for maximizing revenue

Hospitals:

- Need to maximize patient survival rates, which requires getting the right treatment the first time

- Ourotech's device integrates with existing pathology practices. A small tumor sample is taken from a breast cancer biopsy and some cells are used in Ourotech's device alongside tests like Herceptest and other HER2+ measurement assays

- Doctors can order the test like any existing HER2+ level measurement test - Results in 7 days to give each

    patient their ideal treatment

Clinical Labs:

- Tests are ordered by doctors just like HER2+ level measurement tests